UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13G
                   Under the Securities Exchange Act of 1934

                                Final Amendment

                                  MIH LIMITED
 ------------------------------------------------------------------------------
                               (Name of Issuer)



                    CLASS A ORDINARY SHARES (NO PAR VALUE)
 ------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                   G6116R10
                 --------------------------------------------
                                (CUSIP Number)


                               DECEMBER 31, 2002
 -------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

[ ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[ ] Rule 13d-1(d)

-----------------------
  CUSIP NO. G6116R10                        13G
-----------------------

------------------------------------------------------------------------------
 1. NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    MIH Limited Share Trust
------------------------------------------------------------------------------
 2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [_]
                                                                       (b) [_]
------------------------------------------------------------------------------
 3. SEC USE ONLY

------------------------------------------------------------------------------
 4. CITIZENSHIP OR PLACE OF ORGANIZATION

    Island of Jersey
------------------------------------------------------------------------------
                     5. SOLE VOTING POWER

     NUMBER OF          0

      SHARES            ------------------------------------------------------
                     6. SHARED VOTING POWER
   BENEFICIALLY
                        0
     OWNED BY
                        ------------------------------------------------------
       EACH          7. SOLE DISPOSITIVE POWER

    REPORTING           0

      PERSON            ------------------------------------------------------
                     8. SHARED DISPOSITIVE POWER
       WITH
                        0
------------------------------------------------------------------------------
 9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    0
------------------------------------------------------------------------------
10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)EXCLUDES CERTAIN SHARES [_]


------------------------------------------------------------------------------
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    0%
------------------------------------------------------------------------------
12. TYPE OF REPORTING PERSON

    EP
------------------------------------------------------------------------------

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Item 1(a).       Name of Issuer:

                 MIH LIMITED

Item 1(b).       Address of Issuer's Principal Executive Offices:

                 ABBOT BUILDING
                 MOUNT STREET
                 TORTOLA
                 ROAD TOWN
                 BRITISH VIRGIN ISLANDS

Item 2(a).       Name of Persons Filing:

                 MIH LIMITED SHARE TRUST

Item 2(b).       Address of Principal Business Office or, if none, Residence:

                 MIH LIMITED SHARE TRUST
                 C/O THE ROYAL BANK OF CANADA TRUSTEES LIMITED
                 P O BOX 621, LE GALLAIS CHAMBERS, 54 BATH STREET, ST HELIER, JERSEY, CHANNEL ISLANDS JE4 8YD

Item 2(c).       Citizenship:

                 ISLAND OF JERSEY

Item 2(d).       Title of Class of Securities:

                 CLASS A ORDINARY SHARES, NO PAR VALUE

Item 2(e).       CUSIP Number:

                 G6116R10

Item 3. NOT APPLICABLE. THIS FINAL AMENDMENT TO SCHEDULE 13G IS FILED PURSUANT TO RULE 13d-1(c).

Item 4.          Ownership.

          (a).   Amount beneficially owned:

                 SEE THE RESPONSE TO ITEM 9 ON THE ATTACHED COVER PAGE. THIS IS A FINAL AMENDMENT TO SCHEDULE 13G
                 AND IS AN EXIT FILING. AS OF DECEMBER 31, 2002, THE PERSONS FILING THIS FINAL AMENDMENT TO SCHEDULE 13G NO LONGER BENEFICIALLY OWNED ANY CLASS A ORDINARY SHARES OF THE ISSUER OR ANY SHARES CONVERTIBLE INTO CLASS A ORDINARY SHARES.

          (b).   Percent of Class:

                 SEE THE RESPONSE TO ITEM 11 ON THE ATTACHED COVER PAGE.

          (c).   Number of shares as to which such person has:

                 (i).      Sole power to vote or to direct the vote:
                           SEE THE RESPONSE TO ITEM 5 ON THE ATTACHED COVER
                           PAGE.

                 (ii). Shared power to vote or to direct the vote: SEE THE RESPONSE TO ITEM 6 ON THE ATTACHED COVER PAGE.

                 (iii). Sole power to dispose or to direct the disposition of: SEE THE RESPONSE TO ITEM 7 ON THE ATTACHED COVER PAGE.

                 (iv). Shared power to dispose or to direct the disposition of: SEE THE RESPONSE TO ITEM 8 ON THE ATTACHED
                           COVER PAGE.




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

Item 5.          Ownership of Five Percent or Less of a Class.

                 IF THIS STATEMENT IS BEING FILED TO REPORT THE FACT THAT AS OF THE DATE HEREOF THE REPORTING PERSON HAS CEASED TO BE THE BENEFICIAL OWNER OF MORE THAN FIVE PERCENT OF THE CLASS OF SECURITIES, CHECK THE FOLLOWING. [X]

Item 6.          Ownership of More than Five Percent on Behalf of Another
                 Person.

                 NOT APPLICABLE

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                 NOT APPLICABLE

Item 8.          Identification and Classification of Members of the Group.

                 NOT APPLICABLE

Item 9.          Notice of Dissolution of Group.

                 NOT APPLICABLE

Item 10.         Certification.

                 BY SIGNING BELOW I CERTIFY THAT, TO THE BEST OF MY KNOWLEDGE AND BELIEF, THE SECURITIES REFERRED TO ABOVE WERE NOT ACQUIRED AND ARE NOT HELD FOR THE PURPOSE OF OR WITH THE EFFECT OF CHANGING OR INFLUENCING THE CONTROL OF THE ISSUER OF THE SECURITIES AND WERE NOT ACQUIRED AND ARE NOT HELD IN CONNECTION WITH OR AS A PARTICIPANT IN ANY TRANSACTION HAVING THAT PURPOSE OR EFFECT.[1]




-----------------
     [1] Please note that this is a final amendment to Schedule 13G and is an exit filing. As of December 31, 2002, the persons filing this final amendment to Schedule 13G no longer beneficially owned any Class A Ordinary Shares of the Issuer or any shares convertible into Class A Ordinary Shares.

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


                                  SIGNATURES


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 11, 2003



                                     MIH LIMITED SHARE TRUST


                                     by: /s/ Paul Ivan Michael Huddlestone
                                         ------------------------------------
                                         Name:  Paul Ivan Michael Huddlestone
                                         Title: Director,
                                                Royal Bank of Canada Trustees
                                                Limited, Trustees


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